Exhibit 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

	For the 3 Months Ended March 31	Year Ended December 31,
	2011	2010	2009	2008	2007	2006
		(In thousands)
Earnings
Net loss	$(18,466)	$(57,308)	$(15,127)	$(26,536)	$(68,646)	$(61,795)
Fixed charges	609	2,341	796	10,052	2,714	939
Loss attributable to noncontrolling interest in Symphony Dynamo, Inc.	—	—	4,233	5,707	8,675	9,743

Earnings, as defined	$(17,857)	$(54,967)	$(10,098)	$(10,777)	$(57,257)	$(51,113)

Fixed charges:
Interest expense	$490	$1,654	$124	$9,157	$1,719	$99
Estimated interest component of rent expenses	119	687	672	895	995	840

Total fixed charges	$609	$2,341	$796	$10,052	$2,714	$939

Deficiency of earnings to cover fixed charges (1)	(18,466)	(57,308)	(15,127)	(26,536)	(68,646)	(61,795)

(1):	Earnings, as described above, were insufficient to cover fixed charges in each year. For purposes of calculating the deficiency of earnings to cover fixed charges, earnings consist of net loss before fixed charges.